Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED
(TEN)
367 Syngrou Avenue, 175 64 P. Faliro, Hellas
Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr
Website: http://www.tenn.gr

Press Release
March 18th 2008

TSAKOS ENERGY NAVIGATION (TEN) INCREASES 2007 DIVIDEND BY 25%

AND REPORTS EPS OF $4.81 FOR FULL YEAR 2007 AND $1.37 FOR FOURTH

QUARTER 2007

-TEN cash dividends with respect to 2007 operations total $1.725 per share-

2007 HIGHLIGHTS

•	Voyage revenues $500.6 million versus $427.7 million in 2006

•	Net income of $183.2 million versus $196.4 million in 2006

•	Per share earnings of $4.81 (basic) as compared with $5.15 (basic) in 2006

•	Sale of three vessels with capital gains of $68.9 million

•	Delivery of nine newbuildings, including first LNG carrier

•	Contracts for two newbuildings for delivery in 2009 and 2010

•	25% year over year increase in dividend payment

•	Two-for-one stock split

2007 FOURTH QUARTER HIGHLIGHTS

•	Net income of $52.2 million versus $77.1 million in the fourth quarter 2006

•	Per share earnings of $1.37 (basic) as compared with $2.02 (basic) in 2006

•	TCE per vessel per day increased to $29,935 from $29,796 in the fourth quarter of 2006

•	Sale of one vessel with capital gain of $30.8 million

•	Payment of first dividend of $0.825 per share with respect to 2007

•	57 continuous profitable quarters since inception

ATHENS, GREECE – March 18, 2008 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) today reported results for the full year and fourth quarter ended December 31, 2007.

Net income was $183.2 million for 2007 as compared with $196.4 million for 2006. Basic earnings per share based on weighted average number of shares outstanding was $4.81 versus earnings per share of $5.15 in 2006. Net revenues (voyage revenues net of commissions and voyage expenses) were $410.57 million in 2007 as compared with $343.15 million in 2006. Net income before depreciation was $264.74 million in 2007 versus $255.46 million a year earlier.

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Revenues from voyages were 17% higher than the prior year, while the average number of vessels increased from 33.8 in 2006 to 41.7 in 2007. The average rate earned per vessel (voyage revenues less voyage expenses) fell only slightly given the similar market conditions that existed in the prior year, from $30,154 per day in 2006 to $29,421 per day in 2007. TEN’s continued policy towards fixed employment with guaranteed minimum rates and profit sharing agreements enabled the company to exploit the higher rates of the spot market while ensuring continuous employment and guaranteed rates in market downturns. In 2007, 76% of total operating days were under time charter with either a fixed rate or profit sharing, compared to 54% in 2006. However, the number of days employed on time charter with profit sharing almost doubled between 2006 and 2007. Utilization of the fleet was 96.6% in 2007 compared with 97.4% in the prior year, due to higher dry-docking activity in 2007.

Operating expenses per vessel per day increased by approximately 10% from $6,979 to $7,669 primarily reflecting increases in crew wages as a result of a further decline of the US dollar against the Euro compared to 2006 and crew compensation increases, a reflection of the growing shortage of skilled seafarers. Overhead expenses increased from $1,162 per vessel per day in 2006 to $1,565 in 2007 mainly due to the issuance of restricted stock units and the related amortization of their fair value.

Interest and finance costs increased from $42.5 million in 2006 to $77.4 million in 2007 due to the increase in loans to finance new vessels and negative fluctuations in the value of interest rate swaps.

Capital gains from vessel sales were $68.9 million in 2007 compared to capital gains of $63.3 million in 2006 from the sale of vessels and the sale of shares in subsidiaries, reflecting the Company’s continued policy of fleet renewal and opportunistic divestments.

Fourth Quarter 2007

Net income in the fourth quarter of 2007 was $52.18 million versus $77.11 million in the same quarter of 2006. Earnings per share (basic) based on weighted average number of shares outstanding were $1.37 in the 2007 fourth quarter versus $2.02 in the same period one year earlier. Net revenues (voyage revenues net of commissions and voyage expenses) were $109.68 million in the fourth quarter of 2007 in comparison with $93.73 million in the prior year’s fourth quarter.

The size of the fleet increased from an average of 37.0 vessels in the fourth quarter of 2006 to 43.0 vessels in the same period of 2007. Average TCE revenues rose from $29,796 in the last quarter of 2006 to $29,935 in fourth quarter of 2007. The market in the fourth quarter of 2007 bore similarities to that of 2006, starting relatively soft, but regaining significant momentum by December.

Operating expenses per vessel per day increased from $7,811 to $8,542, or 9%, due to increases in crew wages, as described above, and increased repair costs incurred during the dry-docking of vessels. The continuous weakening of the dollar and the introduction of the LNG carrier Neo Energy also contributed to this increase.

Interest and finance costs increased from $14.8 million in 2006 fourth quarter to $23.5 million in the fourth quarter of 2007 due to the increase of average loan balances and negative movements in interest rate swaps valuations.

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In the fourth quarter of 2007 the Company sold the aframax tanker Athens 2004 recognizing a capital gain of $30.8 million whereas in the fourth quarter of 2006 the Company recognized total capital gains of $50.0 million.

D. John Stavropoulos, Chairman of the Board, observed, “2007 was a very challenging year. The industry dealt with extreme volatility in spot market rates; trade route disruptions arising from geopolitical events; intensified inflation affecting wages, bunkers, lubricants and general maintenance; insurance premiums reflecting rising casualties in many sectors; and the added punch from a very weak US dollar which on a daily average basis continued to decline versus the Euro.” He continued, “TEN’s performance in this harsh environment was exceptional. The broad strategy of a diversified fleet and balanced employment was tested and verified. Management’s execution of the business plan was excellent. The resulting profits and over 24.2% return on beginning net worth was indeed noteworthy.”

Fleet Strategy

2007 was a key year for TEN. The Company entered the LNG market with the delivery and charter of its first LNG carrier, the Neo Energy. Additionally, the Company took delivery of nine newbuildings, eight of which entered attractive medium to long-term charters and one strategically placed in the spot market. Further, TEN sold three Aframaxes, the Maria Tsakos, the Athens 2004 and the Olympia at rates considerably above the vessels’ book value and delivered the Panamax Bregen to its new owners as per the sale agreement of November 2006. All-in-all 2007 was a year where TEN’s net fleet expanded by 490,000 dwt and a year in which the fleet’s average age was further reduced from 5.9 years to 5.6 years, half the industry’s average.

In 2007, TEN invested over $580 million in nine newbuilding vessels, six of which were of ice-class design, and recognized $68.9 million in capital gains from the sale of the two Aframaxes (the third was delivered in the first quarter of 2008) and the one Panamax.

TEN’s continued growth enabled the Company to solidify and expand its relationships with major international oil and gas entities, resulting in the enhancement of the future earnings visibility of the fleet. Including the introduction of the two Panamax newbuildings Selecao and Socrates, which entered the fleet in February and March of 2008, TEN’s 39 vessels with fixed employment have secured 80% of 2008 and 62% of 2009 employable days guaranteeing at least $564 million of gross revenues over that period (assuming only the minimum rates for those under profit sharing agreements).

The table below highlights the new vessels that entered the fleet in 2007 (by order of delivery) and those delivered so far in 2008:

Name	Type	Dwt	Delivery	Design	Charter
Delivered in 2007
1. Arctic	Suezmax	163,216	Jan 2007	1A ice class	Spot
2. Neo Energy	LNG	85,602	Feb 2007	Membrane	T/C
3. Izumo Princess	Aframax	105,374	Mar 2007	DNA	CoA
4. Andromeda	Handysize	37,061	Mar 2007	1A ice class	T/C PS
5. Aegeas	Handysize	36,661	Apr 2007	1A ice class	T/C PS
6. Antarctic	Suezmax	163,216	Apr 2007	1A ice class	T/C PS
7. Byzantion	Handysize	32,275	May 2007	1B ice class	T/C PS
8. Sakura Princess	Aframax	105,365	Jun 2007	DNA	T/C PS
9. Bosporos	Handysize	37,275	Aug 2007	1B ice class	T/C PS
Delivered in 2008 (YTD)
1. Selecao	Panamax	74,296	Feb 2008	—	T/C
2. Socrates	Panamax	73,800	Mar 2008	—	T/C

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DNA:	Design New Aframax
T/C :	Time Charter
T/C PS:	Time Charter with Profit Share
CoA:	Contract of Afreightment

Mr. Nikolas P. Tsakos, President & CEO of TEN stated, “Our sale and purchase policy has once again enabled us to increase the size of our fleet, further reduce its already low average age, increase dividend distribution to our shareholders and provide us with increased balance sheet leverage for growth projects, including the reacquisition later in the year of the two Suezmaxes, sold five years ago and chartered back to us. With six vessels currently under construction, two of which to be delivered this year, the Company is well positioned to take advantage of market conditions as we move forward.”

TEN’s current newbuilding program:

Vessel	Dwt	Design	Delivery
Aframax
1. Maria Princess	105,000	DNA	November 2008
2. Nikkon Princess	105,000	DNA	November 2008
3. Ise Princess	105,000	DNA	Q3 2009
4. Asahi Princess	105,000	DNA	Q4 2009
5. Sapporo Princess	105,000	DNA	Q4 2009
6. Uraga Princess	105,000	DNA	Q1 2010

Tanker Industry

Following the strong growth of the third quarter of 2007, global economic expansion has begun to moderate in response to the continuing turbulence in the world financial markets. In its latest report, the IMF (International Monetary Fund) is forecasting global economic growth to decelerate from 4.9% in 2007 to 4.1% in 2008 (a 0.3% downward revision) due to reductions in the 2008 growth forecasts of the world’s major economies. Projected growth in the USA has been lowered to 1.5% compared to 2.2% in 2007. In the Euro area, 2008 growth is projected at 1.6% versus 2.6% for 2007. For Japan, 2008 growth is expected at 1.5% versus 1.9% in 2007. Emerging and developing economies continue to expand although the ongoing turmoil in financial markets is expected to impact their export growth potential. In China, growth has been revised downwards as well, from 11.4% in 2007 to 10.0% in 2008. Globally, growth in emerging market and developing economies is expected to decline, from 7.8% in 2007 to 6.9% in 2008.

Headline inflation has increased since mid-2007 in both advanced and emerging market economies. In the USA, Federal Reserve rate cuts could provide some cushion from the downward pressures the US economy is experiencing, while at the same time central bankers in Europe and Japan have kept interest rates steady. Central banks in many emerging markets where edible commodities and energy represent a higher share of consumption baskets are tightening monetary policy.

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Global oil demand remains robust at 87.6 mb/d in 2008 (up 1.7 mb/d from 2007, a 1.9% increase) despite a 200 kb/d downward OECD revision for North America. By contrast, in 2007 according to the International Energy Agency, global oil demand has been adjusted upwards by roughly 110 kb/d to 86.0 mb/d (up 1.1 mb/d over 2006, a 1.4% increase) due to revisions in several non-OECD countries in Asia and Latin America. In its March meeting, OPEC decided to maintain crude oil production targets steady at 29.673 mb/d for 12 of its 13 members as Iraq is the only member with no quotas and production of approximately 2.3 mp/d. In February 2008, commercial oil stocks in the USA and Europe were above the five year average. OPEC’s decision to keep production steady during the second quarter of 2008 -at a time of slower demand - should assist in the build-up of global oil inventories. However oil prices are back in backwardation (following a short stint in contago) and continue breaking records as geopolitical tensions and fears of supply disruptions remain intact. Funds are continuing to pour money into commodities and in particular in oil futures as a “hedge” against the falling dollar and inflation.

In the oil tanker market, spot rates recovered markedly during the second half of the 4Q 2007 and, despite experiencing some softening recently rates are generally healthy. Asset prices have remained firm during this period and are not expected to decline materially for the foreseeable future. Oil majors, state oil companies and commodity traders continue to time-charter quality tonnage, for long periods at rates marginally below 2007 levels.

The global economy is now in its sixth year of expansion and, despite the recent downward revisions for global growth is continuing to grow at healthy levels. Despite this, there are many factors that could destabilize this growth as advanced economies are still facing risks and challenges, affecting their financial condition and negatively impact the financial state of the emerging and developing economies currently leading the growth charge. Oil demand is growing, which can only be positive for the tanker market. However, the tanker industry is still facing the same set of risks and challenges with the power to affect the revenue and cost base of owners and operators. The falling dollar, increases in personnel expenses, insurance premiums, higher bunker and lubricant prices, rises in risk premiums, and the international credit market tightening could create strong headwinds.

Outlook for TEN

2007 was a challenging year for all involved in the tanker industry as freight rates exhibited their usual volatility, and on occasions with more vigor than in the past. Further, events in world capital markets compounded the nervousness of equity investors in our sector. In spite of this nervousness, TEN’s knowledge and experience in navigating the industry’s cyclicality allowed TEN’s shares to appreciate significantly in 2007.

Challenging environments are where solid companies prove their mettle and TEN has proved that it excels in such conditions. The Asian crisis of 1997 and the subsequent financial meltdown of emerging markets in Latin America and Russia were times when TEN commenced its newbuilding program and built strong relationships with leading shipbuilders in the Far East that proved beneficial later in securing advantageous newbuilding slots and resales. The 53 tankers TEN has constructed since that time have supported the Company’s profitability, quarter after quarter, and assisted in its growth. The Company’s relationships with its bankers, who supported TEN’s growth at every stage of its development, remain strong as well.

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The industry is fast approaching the crossroads that will define its identity for years to come. The issue of the single-hull phase-out, which represents about 21% of the world fleet today, is gaining attention and momentum. As we move closer to the April 2010 deadline, the assets of companies with 100% double-hulled fleets will be in greater demand. TEN has already positioned itself to meet the challenges of the future by establishing a sound platform to seize opportunities as they arise. With a versatile fleet of all double-hulled crude and product tankers, a LNG carrier, a prominent position in ice-class trades and a balanced employment policy tailored to safeguard against market downturns with upside options, TEN is well positioned to confront the challenges of the future and continue to offer a viable proposition to investors looking to participate in the ever developing maritime energy trades.

China and India continue to fuel the maritime locomotive, but the current newbuilding orderbook, if left unchecked, could potentially lead to its slowdown. With Korean and Japanese yards working at full capacity and China slowly entering the fray, owners need to enhance prudence before placing speculative orders. The market today is finely balanced with the current state of the orderbook. The deadline on single-hull vessels, together with the eventual evaporation of the scrapping backlog created by the very firm freight environment of the last few years coupled with the increase in ton-mile demand, should allow new tonnage to be absorbed smoothly within the existing framework.

Looking ahead, TEN will continue to build on its existing relationships and foster new ones while exploring ways to further enhance the Company’s value. TEN’s healthy balance sheet affords the Company the flexibility to evaluate accretive transactions without jeopardizing its obligations to its creditors and shareholders. Now entering its fifteenth year of operations, TEN has successfully navigated many industry cycles. 2007 was one such year, and proved to the investment community that sound companies with experienced management, a young fleet and a long track record continue to offer a bright spot in an overall gloomy international capital markets environment. The management will continue to exercise prudence with the Company’s liquidity and cash reserves and expects, irrespective of any turbulence ahead, 2008 to be another healthy year for TEN.

Subsequent Events

Tsakos Energy Navigation Limited announced today that its Board of Directors has declared the Company’s semi-annual dividend of $0.90 per share payable April 30, 2008 with a record date of April 24, 2008, and an ex-dividend date of April 22, 2008.

D. John Stavropoulos, Chairman of the Board, stated, “We are pleased and proud to announce an increased final dividend of $0.90 per share for fiscal 2007. This dividend raised the total for 2007 to $1.725 which compares with $1.375 for fiscal 2006 and represents the fifth consecutive year of increased dividends since initiation of cash dividends in fiscal 2002.” Mr. Stavropoulos added, “This latest declaration reaffirms our policy to reward shareowners with generous dividends complemented by periodic share buybacks while reinvesting in the dynamic growth of the enterprise.”

The company’s dividend policy targets a cash dividend payout of 25% to 50% of earnings subject to the discretion of the Board of Directors and depends on available cash, anticipated cash needs, overall financial condition, loan agreement restrictions, capital commitments, future prospects for earnings and cash flows, as well as other relevant factors.

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Dividends are declared and paid semi-annually with payment dates in October and in April. The historical record of dividends attributable to each fiscal year of operations since initiation of cash payments and accounting for the 2-for-1 stock split effected on November 14th 2007 is as follows:

Fiscal Year of Operations	Cash Dividends
2007	$1.725
2006	$1.375
2005	$1.050
2004	$0.825
2003	$0.500
2002	$0.350

Conference Call

As previously announced, TEN will host a conference call at 8:30AM Eastern on the morning of March 18, 2008 to review the results announced in this press release as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 five minutes prior to the starting time. The Conference ID is 38138028. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 38138028.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=46549. The online archive of the broadcast will be available within one hour of the live call at the same web address.

Concurrent with the live broadcast, the Company will post a supplemental slide presentation providing details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr.

About Tsakos Energy Navigation

TEN’s proforma fleet consists of 50 vessels of 5.3 million dwt. TEN’s operational fleet consists of 44 vessels all of double-hull design. TEN’s newbuilding program of six vessels includes six DNA-aframax crude carriers representing 630,000dwt.

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The strategy of a balanced diverse fleet is reflected in 25 crude transporters ranging from VLCCs to aframaxes and 24 product carriers ranging from aframaxes to handysize; complemented by one LNG.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Investor Relations

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

trozycki@cjpcom.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended December 31		Year ended December 31
STATEMENT OF INCOME DATA	2007	2006	2007	2006
Voyage revenues	$130,891	$111,590	$500,617	$427,654

Commissions	4,686	3,822	17,976	15,441
Voyage expenses	16,530	14,035	72,075	69,065
Charter hire expense	3,507	6,149	15,330	24,461
Vessel operating expenses	31,512	23,657	108,356	76,095
Depreciation	21,601	16,980	81,567	59,058
Amortization of deferred drydocking costs	64	1,036	3,217	4,857
Management fees	2,522	1,951	9,763	7,103
General and administrative expenses	2,009	1,409	4,382	3,510
Management incentive award	4,000	3,500	4,000	3,500
Staff compensation expense	1,747	216	5,670	216
Foreign currency losses	449	169	691	279
Amortization of deferred gain on sale of vessels	(792)	(792)	(3,168)	(3,168)
Gain on sale of vessels, net	(30,755)	(24,688)	(68,944)	(38,009)

Total expenses	57,080	47,444	250,915	222,408

Operating income	73,811	64,146	249,702	205,246

Gain on sale of shares in subsidiary	—	25,323	—	25,323
Interest and finance costs, net	(23,474)	(14,759)	(77,382)	(42,486)
Interest and investment income	2,529	2,642	13,316	7,164
Other income/(expense)	210	(245)	924	1,159

Total other income (expenses), net	(20,735)	12,961	(63,142)	(8,840)

Minority interest	(896)	(2)	(3,389)	(2)

Net income	$52,180	$77,105	$183,171	$196,404

Earnings per share, basic	$1.37	$2.02	$4.81	$5.15
Earnings per share, diluted	$1.36	$2.02	$4.79	$5.15
Weighted average number of shares outstanding
Basic	38,059,142	38,079,828	38,075,859	38,127,692
Diluted	38,323,469	38,090,922	38,234,079	38,141,052

BALANCE SHEET DATA	December 31 2007	December 31 2006
Cash and cash equivalents	181,447	174,567

Current assets, including cash	276,053	222,493
Investments	1,000	14,045
Advances for vessels	169,739	261,242

Vessels at cost	2,127,704	1,649,928
Accumulated Depreciation	(227,521)	(191,281)

Vessels’ Net Book Value	1,900,183	1,458,647
Deferred charges	15,801	13,448

Total assets	$2,362,776	$1,969,875

Current portion of long-term debt	44,363	23,117

Current liabilities, including current portion of long-term debt	159,265	101,430
Long-term debt, net of current portion	1,345,580	1,110,544
Deferred income, net of current portion	—	2,626
Minority interest	3,391	2
Total stockholders’ equity	854,540	755,273

Total liabilities and stockholders’ equity	$2,362,776	$1,969,875

		Three months ended December 31		Year ended December 31
OTHER FINANCIAL DATA		2007	2006	2007	2006
Net cash from operating activities		$33,389	$48,416	$190,611	$214,998
Net cash from/(used in) investing activities		$29,045	$(7,719)	$(375,641)	$(829,326)
Net cash (used in)/from financing activities		$(70,823)	$(6,525)	$191,910	$643,126

TCE per ship per day		$29,935	$29,796	$29,421	$30,154

Operating expenses per ship per day		$8,542	$7,811	$7,669	$6,979
Vessel overhead costs per ship per day		$2,597	$2,081	$1,565	$1,162

		11,138	9,892	9,235	8,141

FLEET DATA

Average number of vessels during period		43.0	37.0	41.7	33.8
Number of vessels at end of period		43.0	37.0	43.0	37.0
Average age of fleet at end of period	Years	5.6	5.9	5.6	5.9
Dwt at end of period (in thousands)		4,670.0	4,180.8	4,670.0	4,180.8

Time charter employment - fixed rate	Days	991	688	3,959	2,606
Time charter employment - variable rate	Days	2,062	1,535	7,205	3,848
Period employment (pool and coa) at market rates	Days	336	622	1,283	3,060
Spot voyage employment at market rates	Days	462	460	2,243	2,499

Total operating days		3,851	3,305	14,690	12,013
Total available days		3,958	3,401	15,213	12,335
Utilization		97.3%	97.2%	96.6%	97.4%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses, Staff compensation expense and Management incentive award.